

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2022

Michael Forbes
Chief Executive Officer
Adastra Holdings Ltd.
5451 - 275 Street
Langley, British Columbia V4W 3X8
Canada

> **Re: Adastra Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed March 11, 2022**
> **File No. 000-56365**

Dear Mr. Forbes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2022 letter.

Amendment No. 3 to Registration Statement on Form 20-F filed March 11, 2022

Risk Factors
Doing business in the cannabis industry leaves our company subject to possible regulatory risks., page 4

1.   We note your response to our prior comment 1 and reissue the comment in part. Please revise your Regulatory Framework subsection on page 15 in the Information on the Company section to also describe the governmental regulations applicable to psychedelics and their material effects as you have done in your risk factor disclosure here.

Information on the Company
History of the Company, page 14

2.   We note your response to our prior comment 3 and reissue the comment in part. We note your statement on page F-10 that the acquisition of PerceiveMD "will allow the Company to generate revenue from providing cannabis and psychedelic therapies which is a new business area for the Company," whereas you do not address PerceiveMD's involvement with psychedelics in your revised disclosure on page 14. Please expand your disclosure on page 14 to include a description of the nature of PerceiveMD's operations and principal activities, including with respect to psychedelics, stating the main categories of products sold and/or services performed and a description of the material effects of government regulations on PerceiveMD with respect to its activities involving psychedelics, identifying the regulatory body. Refer to Item 4.B of Form 20-F.

    You may contact Christie Wong at (202) 551-3684 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at (202) 551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cam McTavish